MGP Ingredients, Inc. Cray Business Plaza 100 Commercial St., P.O. Box 130 Atchison, Kansas 66002-0130 800.255.0302 www.mgpingredients.com

November 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining
Jonathan Burr
Bridgette Lippmann

Re:	MGP Ingredients, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 8, 2017
File No. 000-17196

Ladies and Gentlemen:

MGP Ingredients, Inc. (the “Company” or “we”) respectfully submits this response to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 30, 2017, in connection with the above-referenced filing of the Company. For the convenience of the Staff, we have retyped the Staff’s comment in bold below. The Company’s response is set forth in plain text immediately following the retyped comment. Concurrent with the delivery of this letter, the Company is filing Amendment No. 1 (“Amendment No. 1 to Form 10-K”) to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the Commission on March 8, 2017 (the “Form 10-K”), containing the revisions to the Form 10-K described in this letter in response to the Staff’s comment.

Comment:

Signatures, page 84

1.
Please revise to identify and include the signature of your principal accounting officer or controller. Additionally, please have at least the majority of your board of directors sign the Form 10-K. See Form 10-K, General Instruction D(2)(a).

U.S. Securities and Exchange Commission
November 24, 2017

Response:

In response to the Staff’s comment, the Company has filed Amendment No. 1 to the Form 10-K, and has included in Amendment No. 1 to the Form 10-K the signature of the Company’s Chief Financial Officer, identified as the Company’s principal accounting officer, and has also included the signatures of a majority of the Company’s directors.

Should the Staff have any additional questions or comments, please do not hesitate to contact me at (913) 360-5232 or at the address on record for MGP Ingredients, Inc.

Sincerely,

/s/ T.J. Lynn

T.J. Lynn
General Counsel & Corporate Secretary

cc: Augustus C. Griffin, Chief Executive Officer